March 24, 2026

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

       Re: Magnitude International Ltd
           Form 20-F for the fiscal year ended April 30, 2025
           File No. 001-42770
Dear Lim Say Wei:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction